EXHIBIT 12

STERLING BANCORP AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF RATIOS

	Years Ended December 31,

	2010		2009		2008

Fixed Charges and Preferred Dividends:
Interest expense	$15,582		$19,295		$33,388
Capitalized debt expense trust preferred	44		44		44
Estimated interest in rent	1,738		1,551		1,605
Pre-tax amount of preferred dividends	3,384		4,217		160

Fixed charges and preferred charges (B)	20,748		25,107		35,197
Less interest on deposits	(9,588)		(11,889)		(21,508)

Fixed charges and preferred dividends excluding interest on deposits (D)	$11,160		$13,218		$13,689

Earnings:
Pre-tax income from continuing operations	$9,184		$14,330		$25,182
Fixed charges and preferred dividends	20,748		25,107		35,197

Total earnings (A)	29,932		39,437		60,379
Less interest on deposits	(9,588)		(11,889)		(21,508)

Total earnings excluding interest on deposits (C)	$20,344		$27,548		$38,871

Ratio of earnings to fixed charges
Including interest on deposits (A)/(B)	1.44	x	1.57	x	1.72	x
Excluding interest on deposits (C)/(D)	1.82	x	2.08	x	2.84	x